
July 18, 2022

Sally Lo
Chief Executive Officer
DH Enchantment, Inc.
Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Kowloon, Hong Kong

> **Re: DH Enchantment, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 4, 2021**
> **File No. 000-56322**

Dear Ms. Lo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jenny Chen-Drake